ARALEZ PHARMACEUTICALS LIMITED

56 Fitzwilliam Square

Dublin 2, Ireland

September 3, 2015

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Mail Stop 3010

Attention:  Jeffrey P. Riedler, Assistant

Director, Office of Healthcare and Insurance

Re:                             Aralez Pharmaceuticals Limited

Registration Statement on Form S-4

Filed July 20, 2015

File No. 333-205737

POZEN Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 11, 2015

File No. 000-31719

Tribute Pharmaceuticals Canada Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 3, 2015

File No. 000-31198

Dear Mr. Riedler:

This letter is submitted on behalf of Aralez Pharmaceuticals Limited (“Aralez,” the “Company,” “we,” “us” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”), as set forth in your letter dated August 27, 2015 (the “Comment Letter”) and reflects our discussion during the teleconference on Tuesday, September 1, 2015.

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.

Tribute Pharmaceuticals Canada Inc. Form 8-K filed July 20, 2015

1.                                      Refer to your response to comment 1. The interim financial statements for Medical Futures Inc. do not appear to comply with Rule 8-03 of Regulation S-X. Please revise the filing or tell us why the following revisions are not necessary:

•                  Provide the comparable balance sheet as of December 31, 2014 as required by the first paragraph of Rule 8-03.

•                  Provide the comparable statement of operations for the three months ended March 31, 2014 as required by the first paragraph of Rule 8-03.

•                  Provide the cash flow statements for the three months ended March 31, 2014 and 2015 as required by Rule 8-03(a)(3).

•                  Provide footnotes as required by Rule 8-03(b)(1).

Response:  The Company acknowledges the Staff’s comment and can advise that Medical Futures Inc. (“MFI”) was acquired by Tribute Pharmaceuticals Canada Inc. (“Tribute”) on June 16, 2015, which was prior to the end of its second fiscal quarter.  Further, MFI is a foreign business as defined under Rule 1.02(l) of Regulation S-X. Therefore, pursuant to Item 8.A.5 of Form 20-F and paragraph 6220 of the SEC Financial Reporting Manual, the Company and Tribute do not believe that interim financial statements are required to be provided.  Any interim financial statements previously provided were done so on a voluntary basis.

Tribute Pharmaceuticals Canada Inc. Form 10-K filed March 3, 2015

2.                                      Acquisitions and Goodwill

Asset Purchase Agreement, page F-6

2. Please refer to your response to comment 19. You state on page 11 of the Form S-4 that you are marketing Fiorinal. You also confirmed in your response that there is a customer base. Although you may plan to operate the business differently than was done previously, you appear to be capable of producing outputs by integrating the business acquired with your own processes and have indeed generated revenues since the acquisition. Based on your response it appears that the acquisition of Fiorinal in October 2014 was an acquisition of a business under both GAAP and Item 11-01(d) of Regulation S-X which would have required financial statements and pro forma information in a Form 8-K. If so, please revise your accounting to reflect this acquisition as a business combination and file the financial information required by Rule 3-05 of Regulation S-X in a Form 8-K and incorporate that filing into your registration statement under Item 10(b)(1) or Item 12(a)(3) of Form S-4. If you disagree, please tell us what elements you did not acquire in the acquisition and explain why they could not have been readily replaced or replicated and explain how you can generate revenue from product sales without inputs and processes. Confirm that you did not acquire any inventory in the acquisition and that you did not subsequently hire any employees of Novartis.

Response:  The Company acknowledges the Staff’s comment, but we respectfully disagree that Tribute’s acquisition of the Canadian rights to promote, distribute and sell Fiorinal®, Fiorinal® C, Visken® and Viskazide® (the “Products”), as well as certain other assets relating to the

Products, should properly be accounted for as a business combination under both ASC 805 and Regulation S-X.

In connection with its acquisition of the Products from Novartis, very few of the Products’ attributes will remain with the Products following the Transition Period. Tribute has not acquired any physical facilities, any of Novartis’ market distribution systems, any proprietary information or systems of Novartis, which would include computer systems, hardware or software, supply chain or financial programs, or hired any employees from Novartis in connection with the transaction.

As described in our previous response to the Staff, the Products are being sold pursuant to a License Agreement and a Supply Agreement with Novartis during a Transition Period.  A transition period is customary when existing, established prescription pharmaceutical products are acquired or licensed from another party.  In the case of Fiorinal® and Fiorinal® C, with both being controlled substances, the length of time it takes to get the proper approvals in Canada, including an administrative New Drug Application, for a new party to sell such controlled substances will be longer than with non-controlled substances.  Thus, the length of any transition services agreement will vary according to the products being acquired, and in the case of Tribute, the Transition Period had to be longer as a result of the Fiorinal® and Fiorinal® C being controlled substances. Only by entering into a transition services agreement with Novartis is Tribute able to make the Products available to patients until such time as it receives the proper approvals in Canada for it to independently sell the Products. As a result, Tribute has generated and will generate revenue for the Products during the Transition Period. Without a Transition Period, the Products could not be sold and similar drugs would likely be substituted for the Products while Tribute was waiting for the necessary approvals in Canada for it to independently sell the Products.  If this were the case, the market for the Products would likely disappear and the value of the assets acquired from Novartis would be significantly diminished. Therefore, generating revenues by selling the Products under this transition services agreement during the Transition Period is the only way to keep the Products relevant in the marketplace and keep them available for patients until such time as Tribute receives the proper approvals in Canada for it to independently sell the Products.

As it relates to customers, the Staff states that “you also confirmed in your response that there is a customer base.”  While Tribute may technically sell to the same customers as Novartis, this is not reflective of any proprietary customer list purchased by Tribute. This is simply a function of Novartis and Tribute generally selling products to the same distribution network. In the Canadian pharmaceutical industry, almost all companies sell to the same distribution network that includes pharmacies and wholesalers.

The Staff asked that Tribute confirm that it did not acquire any inventory in the acquisition.  Tribute can confirm that no inventory was acquired when the acquisition closed on October 2, 2014 (the “Closing Date”).  However, as stated above, Novartis will continue to manufacture, sell and distribute the Products during the Transition Period.  During the Transition Period, Novartis pays Tribute net profits from the sales of the Products. Nonetheless, Tribute is not entitled to any of Novartis’ proprietary information related to the Products during the Transition Period, information such as true cost of goods, government or wholesale rebates, hospital contracts, gross sales and any gross to net sales adjustments.  Any inventory remaining after the Transition

Period will be purchased by Tribute at the end of such period, but we do not believe that this is in any way dispositive of the accounting treatment of this transaction.

In acquiring the Products from Novartis, Tribute’s revenue-producing activities will differ significantly from those employed by Novartis with respect to the same assets.  As stated in the Company’s initial response to the Staff, no processes were acquired and Tribute will use its own processes or develop new processes to distribute and sell the Products and will introduce or change the following revenue-producing activities relating to the Products upon the completion of the Transition Period with Novartis:

1.              Tribute will undertake a significant increase in promotional activity related to the Products in the coming years when compared to the promotional activity of Novartis in the past ten to twenty years.  In fact, Novartis has not promoted the Products in any significant way in a number of years. Tribute will re-introduce promotion of the Products to physicians, pharmacists and other stakeholders, such as public and private payors.

2.              Tribute will also consider investing in line extensions and life-cycle management, and plans to introduce new versions of the products including new dosage formats, new dosages, new but similar products with slight changes in the active substances and new packaging initiatives.  Novartis has done little more than manage the distribution and supply of these older, non-strategic products. In fact, Tribute received a trademark approval for one such product this August, a product to be developed and sold under the Fioricet® trademark.

3.              Tribute will need to invest in the development of training materials such that it can train its employees on the product characteristics to carry out the promotional activity contemplated above.

4.              Tribute will need to develop its own internal pharmacovigilance data base and reporting systems so that it can track, record and report adverse events and product complaints.

5.              Tribute will be required to build a medical information data base in order to appropriately respond to inquiries from medical professionals such as doctors, pharmacists, nurses and other healthcare workers.

6.              Tribute will need to develop a direct relationship and negotiate a manufacturing agreement with its contract manufacturer and manage the supply chain within its own operations.  This will include the development of a vault for the storage of Fiorinal® and Fiorinal® C and special controlled substance licenses from Health Canada as this product is considered a controlled drug under Health Canada guidelines.  As is required by Canadian law, Tribute is in the process of constructing a vault at its third-party logistics provider to store Fiorinal® and Fiorinal® C.

7.              Tribute will need to source, negotiate and enter into supply agreements for the active pharmaceuticals ingredients contained in some of the Products, and without these new supply agreements Tribute would not be able to continue to sell Fiorinal® and Fiorinal® C.

8.              Tribute will enter into development contracts with formulators to develop and introduce new line extensions of the Products, such as Fioricet®.

9.              Tribute will need to build its customer base, develop systems to track sales, outdated product, destruction of returns, and will need to purchase sales data from third party providers such as IMS Health.

As stated above, Tribute was required to submit its own application to Health Canada to be allowed to sell the Products.  Tribute will also be required to be in compliance with all guidelines of Health Canada and will need to file annual reports with the applicable Canadian regulators.

For all of the reasons set forth above, Tribute continues to believe that it is appropriate to treat the acquisition from Novartis as an asset acquisition for accounting and reporting purposes.

* * * *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (919) 913-1030.

Sincerely,

/s/ Adrian Adams
Adrian Adams
Chief Executive Officer

cc:                                Andrew Gilbert, Esq., DLA Piper LLP (US)

Fax: (973) 520-2573

David Schwartz, Esq., DLA Piper LLP (US)

Fax: (973) 520-2575